Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 1 to Registration Statement No. 333-206728 on Form S-4 of our report dated September 2, 2015 relating to the consolidated financial statements of PBF Energy Company LLC and subsidiaries as of December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014 (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the limited guarantee of collection provided by PBF Energy Company LLC for PBF Logistics LP’s 6.875% Senior Notes due 2023) appearing in the Prospectus, which is part of this Registration Statement. We also consent to the reference to us under the headings “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey

October 26, 2015